                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549          ---------------
                                                                COMMISSION FILE
                                      FORM 12b-25                   NUMBER
                                                                   0-28166
                              NOTIFICATION OF LATE FILING       ---------------

(CHECK ONE):  / /Form 10-K and  Form 10-KSB / /Form 20-F / /Form 11-K
              /X/Form 10-Q and Form 10-QSB / /Form N-SAR
                 For Period Ended: September 30, 2000

      /  / Transition Report on Form 10-K
      /  / Transition Report on Form 20-F
      /  / Transition Report on Form 11-K
      /  / Transition Report on Form 10-Q
      /  / Transition Report on Form N-SAR
           For the Transition Period Ended: ------------------------------
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: MARCHFIRST, INC.

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Former Name if Applicable
WHITTMAN-HART, INC.

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Address of Principal Executive Office (Street and Number)
311 SOUTH WACKER DRIVE, SUITE 3500

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City, State and Zip Code
CHICAGO, ILLINOIS 60606-6618
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                               SEE ATTACHED


SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           PETER MURPHY                     312             913-6500
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             (Name)                       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              MARCHFIRST, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  NOVEMBER 14, 2000       By /s/ PETER MURPHY
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                                    PETER MURPHY, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                               MARCHFIRST, INC.

                FORM 12b-25 WITH RESPECT TO QUARTERLY REPORT
          ON FORM 10-Q FOR QUARTERLY PERIOD ENDED SEPTEMBER, 2000


                                   PART III


     The subject Quarterly Report on Form 10-Q of marchFIRST, Inc. (the "Company") for the quarterly period ended September 30, 2000 could not be filed without unreasonable effort or expense. Due to recent changes in market conditions and other factors, the Company is currently considering changes in its business plans and financing arrangements. In this context, the Company needs to receive and review additional information in order to finalize the Form 10-Q, in particular Management's Discussion and Analysis of Financial Conditions and Results of Operations. The information which the Company is expecting is, in part, outside of its control.

     The statement of operations to be included in the subject Quarterly Report on Form 10-Q will reflect certain significant changes in the Company's results of operations for the corresponding periods of the last fiscal year. The Company's revenues increased 200%, or $246.1 million, to $369.4 million for the three-month period ended September 30, 2000, from $123.3 million for the three-month period ended September 30, 1999. Additionally, revenues increased 181%, or $629.0 million, to $976.9 million for the nine-month period ended September 30, 2000, from $347.9 million for the nine-month period ended September 30, 1999. The increases during both the three- and nine-month comparison periods were primarily attributable to the revenues of the former USWeb/CKS, which are combined with those of the former Whittman-Hart effective March 1, 2000. However, overall market demand for the Company's services declined during the third quarter of 2000, and marchFIRST has experienced the same decline in demand. In addition, third quarter 2000 revenue was reduced due to lower utilization rates. In the 1999 periods, reported revenues only include those of the former Whitmann-Hart. Income
(loss) from operations decreased $453.3 million to a loss of $439.5 million for the three months ended September 30, 2000, down from operating income of $13.9 million in the three months ended September 30, 1999. Income (loss) from operations also decreased $953.5 million to a loss of $919.6 million for the nine months ended September 30, 2000, from operating income of $33.9 million during the nine months ended September 30, 1999. The increased operating loss is due principally to expenses associated with the amortization of intangible assets, stock compensation expense and merger, branding and integration costs associated with the merger with USWeb/CKS.

     The Company will file the subject Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.